Commission File Number 001-31914
EXHIBIT 99.2

CHINA LIFE INSURANCE COMPANY LIMITED
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(the “Company”)
(Stock Code: 2628)
CHANGE OF REGISTERED OFFICE
The board of Directors of China Life Insurance Company Limited (the “Company”) is pleased to announce that the registered office of the Company has been changed to 16 Financial Street, Xicheng District, Beijing, PRC.

By Order of the Board of
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary
Hong Kong, 12 November, 2010
As at the date of this announcement, the board of directors of the Company comprises of:

Executive Directors:	Yang Chao, Wan Feng, Lin Dairen, Liu Yingqi
Non-executive Directors:	Miao Jianmin, Shi Guoqing, Zhuang Zuojin
Independent non-executive Directors:	Ma Yongwei, Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh